5301 South Highway 16

Rapid City, South Dakota 57701

May 30, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	National American University Holdings, Inc.
Form 10-K for the year ended May 31, 2012
Filed August 3, 2012
File No. 001-34751

Dear Mr. Spirgel:

National American University Holdings, Inc. (“NAU,” the “Company,” “we,” “us” or “our”) is electronically transmitting hereunder our response to the Staff’s comments set forth in your letter dated May 16, 2013 to Dr. Ronald L. Shape, the Company’s Chief Executive Officer, with respect to our Form 10-K for fiscal year ended May 31, 2012, filed on August 3, 2012 (“Form 10-K”). For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

Form 10-K for Fiscal Year Ended May 31, 2012

Regulatory Matters, page 22

Accreditation, page 24

1.	We note that your certification to participate in Title IV programs was set to expire on December 31, 2012. Please confirm that you were recertified.

Our last certification to participate in the Title IV programs became effective in January 2010, and extended through December 31, 2012. On September 28, 2012, we submitted to the Department of Education an application for recertification to participate in the Title IV programs. Because we submitted our application for recertification at least 90 days prior to the expiration of the certification, Department of Education regulations at 34 C.F.R. § 668.13(b)(2) provide that our previous certification remains in effect on a month-to-month basis until such time as the Department of Education makes a determination on the pending application.

Definitive Proxy Statement Incorporated by Reference

Role of Compensation Consultants and Management, page 15

2.	We note your disclosure on page 16 that in analyzing fiscal 2012 compensation, the compensation committee took into consideration a report prepared by a compensation consultant engaged by the committee during fiscal year 2011. We note this report included benchmarking executive compensation against comparable public companies that provide similar educational services in the markets you serve and other public companies of your size. In addition, we note this benchmarking indicated that your executive compensation was at or below the median of executives with similar roles at the peer companies for fiscal year 2011. In future filings, if applicable, please identify the comparable public companies used in any benchmarking of your executive compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

In future filings, we will identify the comparable public companies used in any benchmarking of our executive compensation pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Stock Awards, page 17

3.	We note you granted restricted stock units and stock options to your named executive officers in 2011 and 2012. In future filings, please disclose in your compensation discussion and analysis section specific compensation awards, including equity-based compensation, to your named executive officers for each fiscal year. Disclose the amount of each award and when the awards were made. In addition, disclose how the compensation committee determined how and when the specific awards were granted. Refer to Item 402(b)(2)(iii) and (iv) of Regulation S-K.

In future filings, the Company will disclose in the Compensation Discussion and Analysis specific compensation awards made to our named executive officers for each fiscal year, including equity-based compensation, the amount of each award and when the awards were made, and how the compensation committee determined how and when the specific awards were granted pursuant to Item 402(b)(2)(iii) and (iv) of Regulation S-K to the extent the Company remains an accelerated filer, or elects to as a smaller reporting company.

Annual and Quarterly Achievement Awards, page 18

4.	We note your quarterly and annual achievement awards made to your named executive officers are based upon the achievement of specific performance measures and goals. For example, for fiscal year 2012, we note your named executive officers could receive a percentage of their annual base salary each quarter based on achieving certain objectives such as an approved budgeted NAUH pre-tax profit margin for the quarter and also predetermined NAUH quarterly objectives to institutional effectiveness. In future filings, please disclose the specific target performance measures and objectives for each quarter of the most recent fiscal year ended.

In future filings, when discussing our named executive officers’ compensation, we will disclose the specific target performance measures and objectives for each quarter of the most recent fiscal year ended, or in the alternative, to the extent the Company concludes disclosing the specific target performance measures and objectives causes competitive harm, the Company will disclose how difficult it would be for the executives to achieve the undisclosed performance objectives or goals in accordance with Instruction 4 to Item 402(b)(2) of Regulation S-K and Question 118.04 of Regulation S-K Compliance and Disclosure Interpretations.

5.	Further, we note that for fiscal year 2012 your named executive officers were eligible for an annual achievement award component determined by a percentage of the excess of the amount of your actual EBIT over the budgeted EBIT for the fiscal year 2012. In future filings, with respect to your disclosure related to your annual achievement awards to your NEOs, disclose your budgeted and actual EBIT for the most recent fiscal year ended.

In future filings, with respect to our disclosure related to our annual achievement awards to our named executive officers, we will disclose our actual EBIT for the most recent fiscal year ended, but to the extent the Company concludes disclosing the budgeted EBIT causes competitive harm, the Company will disclose the level of difficulty that the Company or the named executive officers experienced in achieving the undisclosed budgeted EBIT in accordance with Instructions 4 and 5 to Item 402(b)(2) of Regulation S-K and Question 118.04 of Regulation S-K Compliance and Disclosure Interpretations.

Summary Compensation Table, page 24

6.	We note your disclosure on page 23 that for fiscal year 2012, your board of directors awarded discretionary bonus awards to your named executive officers in the aggregate of $281,277. Though they were paid in fiscal 2013, the bonuses were calculable before the filing of your proxy statement. Therefore, the amounts should have been disclosed for fiscal 2012. In future filings, please revise your table to include the dollar value of bonus (cash and non-cash) earned by the named executive officers during the fiscal years covered by the table. Refer to Item 402(c)(2)(iv) of Regulation S-K.

In future filings, we will revise our summary compensation table to include the dollar value of bonus earned by the named executive officers during the fiscal years covered by the table, including the aggregate amount of $281,277 earned during fiscal 2012.

Grants of Plan-Based Awards in 2012, page 26

7.	It appears the column to the table titled “Grant Date Fair Value of Stock and Option Awards” does not accurately disclose the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. For example, we note Mr. Shape was granted a grant date fair value of $256,497 of option awards in 2012, as noted in your Summary Compensation Table on page 24. However, we note in your Grant of Plans-Based Awards Table, you disclose the grant date fair value of stock and option awards in 2012 for Mr. Shape as $69,273. Please advise or revise your tables to accurately reflect the grant date fair value of your equity awards in future filings.

In future filings, we will revise the tables to reflect the grant date fair value of our equity awards.

In connection with the Staff’s comments, the Company confirms that it will comply with the Staff’s comments above in future filings and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me at (605) 721-5200.

Very truly yours,

/s/ Ronald L. Shape
Ronald L. Shape, Ed. D.
Chief Executive Officer

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